Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Jesse Lynn, Assistant General Counsel                                                                                                                                                                                          Direct Dial: (212) 702-4331
                                                                                                                  Email: jlynn@sfire.com

April 5, 2012

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention:  Ms. Michele Anderson, Chief
                    Mr. Daniel F. Duchovny, Special Counsel

RE:	CVR Energy, Inc.
Preliminary Proxy Statement filed by Icahn Partners LP et. al.
Filed on March 23, 2012
File No. 001-33492

Dear Ms. Anderson and Mr. Duchovny:

Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., Carl C. Icahn, Bob G. Alexander, Sunghwan Cho, George W. Hebard III, Vincent J. Intrieri, Samuel Merksamer, Stephen Mongillo, Daniel A. Ninivaggi, James M. Strock and Glenn R. Zander (collectively, the “Filing Persons”), are responses to the comments contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Keith Schaitkin, General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on March 30, 2012, relating to the Preliminary Proxy Statement filed by the Filing Persons on March 23, 2012 (the “Preliminary Proxy Statement”).

This letter is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via federal express a hard copy of this letter.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of the Icahn Entities. Capitalized terms have the same meaning as used in the Preliminary Proxy Statement.

Preliminary Proxy Statement

1.	Please consider including page numbers in your proxy statement.

We will include page numbers in the proxy statement.

2.	We note that if your nominees are elected, they will constitute the entirety of the board. Please revise your disclosure to state whether this would effect a change of control under any agreement to which the company is party and, if so, the potential effect of such a determination.

The following disclosure will be added to the proxy statement:

“If the Nominees are elected, they will constitute the entirety of the board. Such election would constitute a “change in control” under certain agreements to which CVR is party and certain plans that have been adopted by CVR. Below is a description of the effects that such a “change in control” could have on CVR. The following is based solely on agreements and plans that CVR has filed with the SEC. The Participants have no knowledge as to whether any of CVR’s other agreements or plans that have not been filed with the SEC have similar “change in control” provisions.

•
The election of the Nominees would require CVR to make an offer to repurchase at a premium all of its outstanding notes. According to the Schedule 14D-9 filed by CVR on March 1, 2012 (the “Schedule 14D-9”): (i) there were approximately $670 million in aggregate principal amount of such notes outstanding as of February 8, 2012; (ii) CVR currently does not have sufficient cash on hand to fund the full amount of this repurchase; and (iii) CVR may be unable to satisfy this liability or may be able to satisfy it only by refinancing the debt on disadvantageous terms. The Participants believe that (A) based on the prices at which these notes are currently trading, few if any holders of the notes would accept CVR’s offer to repurchase the notes, and (B) based on the current state of the debt markets, if necessary, CVR would be able to refinance the debt on terms that would not be materially disadvantageous to the company.

•
The election of the Nominees would constitute an event of default under CVR’s senior secured asset-backed revolving credit agreement, which would permit the lenders under the agreement to terminate their commitments and declare all unpaid principal and interest immediately due and payable. According to the Schedule 14D-9, as of February 23, 2012, there were no loans and approximately $31.8 million of letters of credit outstanding under this facility. The Participants believe that, based on the current state of the debt markets, if necessary, CVR would be able to replace the facility on terms that would not be materially disadvantageous to the company.

•
The election of the Nominees would result in the termination of CVR’s existing non-employee directors’ service as directors of the company. If that should occur, any of such non-employee directors’ options that are then vested and exercisable may then be exercised at any time within 90 days following termination as a director. According to the Schedule 14D-9, as of February 23, 2012, three of CVR’s non-employee directors held options to purchase 22,900 Shares, with exercise prices ranging from $11.01 to $24.96 and an aggregate weighted average exercise price of $18.03 per Share, all of which were vested and exercisable as of that date. The Participants believe that this would not have a material impact on CVR.”

Cover Letter

3.
Please clarify, under the caption Proposal 4 in the cover letter and in the description of proposal 4, how you will determine which bylaws adopted since July 14, 2011 “appear to be adverse to the interests of the Company’s stockholders.”

The following disclosure will be added to the proxy statement:

“The Participants would consider any changes to the existing bylaws (including the adoption of any new bylaws), to be adverse to the interests of the Company’s stockholders if such changes had the purpose or effect of restricting or limiting the rights that CVR shareholders currently have under the existing bylaws and Delaware law. Such changes might include, but are not limited to, provisions that could eliminate, restrict or make more difficult or costly the ability of CVR shareholders to (i) purchase or transfer securities of CVR, (ii) elect directors of CVR on an annual basis, (iii) remove directors of CVR, (iv) nominate directors or make other proposals at annual meetings of CVR’s shareholders or (v) bring claims against officers or directors of CVR for breaches of the duties they owe to CVR shareholders.”

Other Matters to be Considered at the Annual Meeting

4.
You are required to provide information that will be contained in the company’s proxy statement for the annual meeting unless it is your intent to rely on Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose this fact. Also, please be advised that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

It is our intent to rely on Rule 14a-5(c) and to disseminate our proxy statement only after the company distributes the information to security holders.

Proposal 3 - Advisory Vote on Executive Compensation

5.	Please disclose the reasons for your recommendation to vote against this proposal.

The following disclosure will be added to the proxy statement:

“The Participants are recommending a vote AGAINST the “say-on-pay proposal” because, in addition to their general belief that executive compensation at many public companies is too high, the compensation of CVR’s senior executives appears to be out of line with the compensation paid to executives at most of CVR’s peer companies. According to data compiled by ISS with respect to the most recent fiscal year:

•	The total compensation of CVR’s executive officers as a group was higher than the total compensation of the executive officers at 67% of the peer companies selected by CVR;

•	The total compensation of CVR’s executive officers as a group was higher than the total compensation of the executive officers at all of the peer companies independently selected by ISS;

•	In the peer group that CVR selected, 67% of the companies had a market value more than 2.0x that of CVR (that compares to an average of 21% for all peer groups selected by S&P 500 companies);

•	The $7.9 million compensation of CVR’s chief executive officer would have been over $3 million lower if it had been targeted against peers of similar size; and

•
CVR ranks at the 56th percentile with respect to CEO compensation and at the 20th percentile with respect to size, a difference of 36 percentage points (that compares to an average difference of 0 percentage point for S&P 500 companies).”

Cost and Method of Solicitation

6.
We note that you intend to solicit proxies by mail, courier services, Internet, advertising, telephone telecopier or in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

We confirm our understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

7.	If you do solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

We do not plan to solicit proxies via internet chat rooms.

If you have any questions regarding, please contact the undersigned at (212) 702-4331 or Keith Schaitkin, General Counsel, at (212) 702-4380.

Very truly yours,

/s/ Jesse Lynn
Jesse Lynn